UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

04 August 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Preliminary results, year ended 30 June 2020
Dated 04 August 2020

Preliminary results, year ended 30 June 2020 4 August 2020

Consistent first half performance significantly impacted by Covid-19 in the second half

●
Reported net sales (£11.8 billion) were down 8.7% driven by organic declines. Reported operating profit (£2.1 billion) declined 47.1%, driven mainly by exceptional operating items and organic net sales.

●
Organic net sales were down 8.4%, with growth in North America more than offset by declines in all other regions. Organic volumes were down 11.2%.

●
Organic operating profit was down 14.4%, ahead of organic net sales, driven by volume declines, cost inflation and unabsorbed fixed costs that were partially offset by short term cost reductions and ongoing productivity benefits.

●
Solid cash flow delivery with net cash from operating activities at £2.3 billion, £0.9 billion lower than prior period and free cash flow at £1.6 billion, £1.0 billion lower than prior period, in each case largely due to lower organic operating profit, lower dividends from associates, one-off tax impacts and increased working capital use.

●
Measures have been put in place to reinforce Diageo's already solid liquidity including pausing the current three-year return of capital programme, bringing forward a £2.0bn USD bond issuance launched in April 2020 and putting in place an additional committed credit facility of £2.5 billion.

●
Exceptional operating items included non-cash impairment charges of £1.3 billion. These were in India, Nigeria, Ethiopia and on the Windsor brand in Korea, reflecting the impact of Covid-19 and challenging trading conditions.

●
Basic eps of 60.1 pence decreased by 54.0% primarily due to exceptional operating items. Pre-exceptional eps declined 16.4% to 109.4 pence, driven primarily by lower operating profit.

●
The final recommended dividend of 42.47 pence per share is the same as the final dividend for fiscal 19. This brings the full year dividend for fiscal 20 to 69.88 pence per share, an increase of 2%.

See Explanatory Notes for explanation and reconciliation of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

"Fiscal 20 was a year of two halves: after good, consistent performance in the first half of fiscal 20, the outbreak of Covid-19 presented significant challenges for our business, impacting the full year performance. Through these challenging times we have acted quickly to protect our people and our business, and to support our customers, partners and communities.

The actions we have taken to strengthen Diageo over the last six years provide a solid foundation to respond to the impacts of the pandemic. We are now a more agile, efficient and effective business.

We have taken decisive action through the second half of fiscal 20, tightly managing our costs, reducing discretionary expenditure and reallocating resources across the group. We are further enhancing our data analytics and technology tools to rapidly respond to local consumer and customer shifts triggered by the pandemic. We have strengthened liquidity, giving us flexibility to continue to invest effectively in the business for the long term.

While the trajectory of the recovery is uncertain, with volatility expected to continue into fiscal 21, I am confident in our strategy, the resilience of our business and am very proud of the way our people have responded. We are well-positioned to emerge stronger."

Key financial information
For the year ended 30 June 2020

Summary financial information

	P12	2020	2019	Organic growth %	Reported growth %
Volume	EUm	217.0	245.9	(11)	(12)
Net sales	£ million	11,752	12,867	(8)	(9)
Marketing	£ million	1,841	2,042	(10)	(10)
Operating profit before exceptional items	£ million	3,494	4,116	(14)	(15)
Exceptional operating items(i)	£ million	(1,357)	(74)
Operating profit	£ million	2,137	4,042		(47)
Share of associate and joint venture profit after tax	£ million	282	312		(10)
Non-operating exceptional items(i)	£ million	(23)	144
Net finance charges	£ million	(353)	(263)
Exceptional taxation credit/(charge)(i)	£ million	154	(39)
Tax rate including exceptional items	%	28.8	21.2		36
Tax rate before exceptional items	%	21.7	20.6		5
Profit attributable to parent company’s shareholders	£ million	1,409	3,160		(55)
Basic earnings per share	pence	60.1	130.7		(54)
Earnings per share before exceptional items	pence	109.4	130.8		(16)
Recommended full year dividend	pence	69.9	68.6		2

(i)
For further details on exceptional items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items

Outlook for exchange
Given the continued uncertainty caused by the ongoing Covid-19 pandemic, we are not able to provide specific financial guidance and as such not able to provide the expected impact of exchange for the year ending 30th June 2021.

Outlook for tax
The tax rate before exceptional items for the year ended 30 June 2020 was 21.7%, consistent with our guidance of 21% to 22% and compared with 20.6% in the prior comparable period. We continue to expect a tax rate before exceptional items for the year ending 30 June 2021 in the range of 21% to 22%. For further details on taxation see Summary Income Statement (e) Taxation and Notes, Taxation.

Return of capital
On 25 July 2019, the Board approved plans for a further return of capital programme of up to £4.5 billion to shareholders over the three-year period from 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions.

On 1 August 2019, Diageo entered into a non-discretionary agreement with a third party to execute the first phase of this return of capital programme to enable the company to buy back shares up to a maximum of £1.25 billion by 31 January 2020. This agreement was executed in full with 38.7 million shares repurchased to a value of £1.25 billion. The shares purchased under the share buyback programme were cancelled. On 9 April 2020 Diageo announced that it had not initiated the next phase of the three-year programme and that it would not do so during the remainder of fiscal 2020.

At 30 June 2020 the leverage ratio, calculated as adjusted net debt to adjusted EBITDA, was 3.3x and Diageo anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. As such Diageo does not currently plan to reinitiate the programme until the leverage ratio is back within the target range.

(i)
Net sales (£ million)

Reported net sales declined
8.7
%
Organic net sales declined 8.4%

(i

Net sales	£ million
2019	12,867
Exchange(i)	32
Acquisitions and disposals	(76)
Reclassification(ii)	(10)
Volume	(1,416)
Price/mix	355
2020	11,752

(i)
Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(ii)
For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.

Reported net sales declined 8.7%, driven mainly by decline in organic net sales and, to a lesser extent, the negative impact of acquisitions and disposals, partially offset by favourable foreign exchange.

Organic net sales declined 8.4% driven by an 11.2% reduction in volume partially offset by 2.8% positive price/mix. All regions reported declines in organic net sales except for North America and this shift in market mix was the main driver behind the positive price/mix.

Operating profit (£ million)

Reported operating profit declined 47.1%

Organic operating profit declined 14.4%

Operating profit	£ million
2019	4,042
Exceptional operating items	(1,283)
Exchange	(1)
Acquisitions and disposals	(34)
FVA(i)	2
Organic movement	(589)
2020	2,137

(i)
For further details on exceptional items see Summary Income Statement (c) Exceptional items.
(ii)
Fair value adjustments. For further details on fair value remeasurement see Summary Income Statement (d) Fair value remeasurement.

Reported operating profit was down 47.1% mainly driven by exceptional operating items and by decline in organic operating profit. Exceptional operating items were mainly driven by non-cash impairments in India, Korea, Nigeria and Ethiopia due to Covid-19 and challenging trading conditions.

Organic operating profit declined ahead of net sales at 14.4% with first half growth of 4.6% more than offset by impact of Covid-19 in the second half.

Operating margin (%)

Reported operating margin declined 1,323bps

Organic operating margin declined 212bps

Operating margin	ppt
2019	31.4
Exceptional operating items	(10.97)
Exchange	(0.09)
Acquisitions and disposals	(0.08)
Other(i)	0.03
Gross margin	(1.74)
Marketing	0.22
Other operating items	(0.60)
2020	18.2

(i)
Fair value adjustments and reclassification.

Reported operating margin declined 1,323bps mainly driven by exceptional operating items and decline in organic operating margin.

Organic operating margin declined 212bps driven by lower volumes impacting fixed cost absorption, cost inflation and other expense offsetting savings in marketing investment and productivity benefits from cost efficiencies.

Basic earnings per share (pence)

Basic eps decreased 54.0% from 130.7 pence to 60.1 pence

Eps before exceptional items decreased 16.4% from 130.8 pence to 109.4 pence

(

Basic earnings per share	pence
2019	130.7
Exceptional items after tax	(49.2)
Acquisitions and disposals(i)	(1.2)
Organic operating profit growth	(24.4)
Associates and joint ventures	(1.2)
Finance charges(ii)	(1.2)
Tax(iii)	3.9
Share buyback(i)	1.1
Non-controlling interests	1.5
Other(iv)	0.1
2020	60.1

(i)
Includes finance charges net of tax.
(ii)
Excludes finance charges related to acquisitions, disposals and share buyback.
(iii)
Excludes tax related to acquisitions, disposals and share buyback.
(iv)
Fair value adjustments and exchange on operating profit.

Basic eps decreased 70.6 pence principally due to impairments in exceptional items and the decline in organic operating profit. For further detail see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

Eps before exceptional items decreased 21.4 pence driven by decline in organic operating profit, lower income from associates and joint ventures, increased finance charges and the impact of acquisitions and disposals. These were partially offset by tax, lower non-controlling interests and the impact of the share buyback programme.

Free cash flow (£ million)

Generated £2,320 million from operating activities(i)(ii) and

 £1,634 million free cash flow.

Free cash flow	£ million
2019	2,608
Exchange(iii)	(1)
Operating profit(iv)	(541)
Working capital(v)	(106)
Capex	(47)
Tax	(96)
Interest	(56)
Other(vi)	(127)
2020	1,634

(i)
Net cash from operating activities excludes net capex and movements in loans and other investments (2020 - £(686) million; 2019 - £(640) million).
(ii)
Net cash from operating activities and free cash flow for the year ended 30 June 2020 benefited by £74 million as a result of the adoption of IFRS 16 on 1 July 2019.
(iii)
Exchange on operating profit before exceptional items.
(iv)
Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.
(v)
Working capital movement includes maturing inventory.
(vi)
    Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £2,320 million, a decrease of £928 million compared to the prior period. Free cash flow was £1,634 million, £974 million lower compared to prior period primarily driven by the decline in operating profit, lower dividends from joint ventures and associates (see note 14(g) Notes) increased use of working capital, higher tax payments and higher interest charges. The tax increase was mainly due to one-off tax settlements and change in payment timing in the first half, which was partially offset by lower tax on reduced earnings in the second half as well as some delay in second half payments associated with Covid-19

Return on average invested capital (%)(i)

ROIC decreased 267bps

Return on average invested capital	ppt
2019	15.1
Exchange	0.22
Acquisitions and disposals	(0.12)
Organic operating profit growth	(2.60)
Associates and joint ventures	(0.24)
Tax	0.29
Other	(0.22)
2020	12.4

(i)
ROIC calculation excludes exceptional operating items from operating profit and includes an adverse impact of 18bps as a result of the adoption of IFRS 16 on 1 July 2019.

ROIC decreased 267bps against the prior comparable period driven mainly by organic operating profit decline.

Reported growth by region F20 FY

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(2)	(1.0)	4	163	(5)	(35)	4	86
Europe and Turkey	(11)	(5.2)	(13)	(372)	(13)	(62)	(25)	(257)
Africa	(14)	(4.8)	(16)	(251)	(8)	(14)	(63)	(174)
Latin America and Caribbean	(15)	(3.4)	(20)	(222)	(23)	(46)	(32)	(117)
Asia Pacific	(15)	(14.5)	(16)	(418)	(11)	(47)	(29)	(202)
Corporate	—	—	(28)	(15)	100	3	(22)	42
Diageo	(12)	(28.9)	(9)	(1,115)	(10)	(201)	(15)	(622)

Organic growth by region F20 FY

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	—	0.1	2	105	(6)	(49)	4	80
Europe and Turkey	(11)	(5.2)	(12)	(358)	(12)	(56)	(24)	(243)
Africa	(13)	(4.0)	(13)	(200)	(8)	(14)	(56)	(150)
Latin America and Caribbean	(15)	(3.4)	(15)	(169)	(15)	(29)	(29)	(107)
Asia Pacific	(15)	(14.5)	(16)	(423)	(11)	(47)	(29)	(207)
Corporate	—	—	(29)	(16)	—	—	20	38
Diageo	(11)	(27.0)	(8)	(1,061)	(10)	(195)	(14)	(589)

(i) Before operating exceptional items.

Organic net sales growth

	F20H1	F20H2(i)
	%	%
North America	6	(1)
Europe and Turkey	3	(31)
Africa	5	(33)
Latin America and Caribbean	2	(40)
Asia Pacific	4	(38)
Corporate	(4)	(56)
Diageo	4	(23)

(i) F20 H2 growth rates are based on unrounded numbers and not necessarily identical to the difference of full year less first half due to acquisitions and disposals and reclassification. For further details on acquisitions and disposals see Notes, Acquisition of businesses and purchase of non-controlling interests and Notes, Sale of businesses.

Notes to the business and financial review

Unless otherwise stated:

●
commentary below refers to organic movements
●
volume is in millions of equivalent units (EUm)
●
net sales are sales after deducting excise duties
●
percentage movements are organic movements
●
share refers to value share

See Explanatory notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
For the year ended 30 June 2020
North America

North America delivered net sales growth of 2%, with growth in all three markets, US Spirits, Diageo Beer Company USA and Canada. Strong net sales growth in the first half of the year was only partially offset by lower on-trade sales in the second half. This reflects strong demand in the off-trade channel during Covid-19. US Spirits net sales increased 2%. Tequila net sales grew 36% reflecting strong double-digit growth in Don Julio and Casamigos throughout the year. Crown Royal net sales increased 8% driven by the sustained performance of innovations. Scotch net sales declined 9%. Good growth in Malts was offset by lower sales of Johnnie Walker, as a result of the on-trade channel closure in the second half and lapping the prior year success of "White Walker by Johnnie Walker". Vodka net sales declined 7% due to lower sales of Smirnoff, Ketel One and Cîroc. Bulleit net sales increased 4%. Captain Morgan net sales decreased 5%. Diageo Beer Company USA grew net sales 8% as a result of the continued strong performance of ready to drink products. Beer net sales declined 5% due to the closure of the on-trade channel as a result of Covid-19. Net sales in Canada increased 7% with good broad-based growth across all categories, with the exception of beer, which was more impacted by the on-trade channel closure. North America operating margin increased 75bps. The adverse margin impact from lower fixed cost absorption and a change in category and channel mix resulting from Covid-19 was more than offset by reduced discretionary expenditure.

Key financials £ million:
	2019	FX	Acquisitions and disposals	Organic movement	Other(v)	2020	Reported movement %
Net sales	4,460	101	(43)	105	—	4,623	4
Marketing	762	11	3	(49)	—	727	(5)
Operating profit before exceptional items	1,948	44	(28)	80	(10)	2,034	4
Exceptional operating items(vi)	—					54
Operating profit	1,948					2,088	7

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	—	(2)	2	4	Crown Royal	8	8	10
					Smirnoff	(1)	(2)	—
US Spirits(ii)	(1)	(3)	2	3	Johnnie Walker	(9)	(13)	(11)
DBC USA	7	7	8	10	Captain Morgan	(3)	(4)	(2)
Canada	7	4	7	7	Don Julio	21	26	29
					Ketel One(iv)	(2)	(4)	(2)
Spirits	—	(3)	2	3	Guinness	(6)	(5)	(3)
Beer	(7)	(7)	(6)	(4)	Baileys	—	1	3
Ready to drink	17	17	19	22	Bulleit	5	4	7
					Cîroc vodka	(15)	(14)	(13)
					Casamigos	61	68	72
					Tanqueray	—	—	3

(i)
Spirits brands excluding ready to drink.
(ii)
Reported US Spirits volume, and net sales, growth include impacts from the disposal of a portfolio of 19 brands to Sazerac.
(iii)
Organic equals reported volume movement.
(iv) Ketel One includes Ketel One vodka and Ketel One Botanical.
(v)
The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(vi) For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

●
Net sales in US Spirits were up 2%, with depletions ahead of shipments resulting in a reduction in distributor inventories. Don Julio and Casamigos delivered strong double-digit growth and gained share in the rapidly growing tequila category. While the brands were disproportionately impacted by the on-trade closures, an agile response drove strong demand in at-home occasions. Crown Royal grew net sales 8%, gaining further category share, driven by the continued growth of Crown Royal Regal Apple and Crown Royal Vanilla, and the success of the limited time offer, Crown Royal Peach. Johnnie Walker net sales declined 11% and the brand lost share in the scotch category. A decline in net sales in the first half, due to lapping the highly successful limited edition of "White Walker by Johnnie Walker", was exacerbated in the second half by the on-trade channel closure. Malts continued to perform well with growth from Oban and Lagavulin, as well as Talisker and Mortlach. Vodka net sales were down 7%. Lower sales of Ketel One reflect its strong presence in the on-trade channel and a decline in Ketel One Botanical, lapping last year's successful launch. Smirnoff net sales declined, although Smirnoff Zero Sugar Infusions and seasonal innovations, including the Smirnoff Red, White and Berry limited time offer performed well. Cîroc continued to decline. Bulleit net sales were up 4%. An effective marketing approach drove off-trade sales in the second half and continued share gain in US whiskey. Captain Morgan net sales declined 5% and the brand lost share in the rum category. Baileys net sales grew 1% driven by the launch of Baileys Red Velvet limited edition and growth in Baileys Salted Caramel.
●
Diageo Beer Company USA net sales increased 8%, despite a reduction in distributors' inventories. This reflected ready to drink growth of 19%, with continued strong growth across the Smirnoff range. Strong sales in the second half were supported by a large-scale media campaign to promote Smirnoff's Red, White and Berry limited time offer variants, including Smirnoff Ice and a new Smirnoff Seltzer. Beer net sales declined 5% as a result of the closure of the on-trade and the Guinness Open Gate Brewery. However, beer gained share in the off-trade due to Guinness' success in raising brand awareness and connecting with consumers during the Covid-19 lockdown.
●
Net sales in Canada grew 7%, with good growth across all categories except beer, which was more impacted by the on-trade channel closure. Shipments were slightly ahead of depletions, as customers held more stock to manage volatility in the second half. Vodka grew 6% with Smirnoff No.21 continuing to grow, supported by a new global campaign in the first half and the launch of the redesigned Smirnoff bottle in the second half. Cîroc and Ketel One both grew strongly. Crown Royal grew double-digit, gaining market share and strengthening its leadership position in the growing Canadian whisky category. Performance was supported by the launch of a new "generosity" campaign connecting the brand to its roots, and successful limited time offer innovations. Scotch grew 7%, with Johnnie Walker Black Label remaining the number-one selling scotch in Canada. Ready to drink net sales continued to deliver double-digit growth, with Smirnoff Ice retaining its position as the number-one selling ready to drink in Canada.
●
Marketing expenses declined 6%. This was due to reduced investment in the second half that we believed would have been ineffective during Covid-19, as well as productivity savings during the year. We believe that our marketing effectiveness tools will enable us to efficiently accelerate investment as consumer demand recovers.

Europe and Turkey

Europe and Turkey net sales declined 12%. Growth in the first half was more than offset by the impact of Covid-19 in the second half. High on-trade exposure significantly impacted markets across the region through the closures of the channel in many countries. In Europe, beer was particularly impacted, declining 20%. Growth of scotch in the first half was offset by declines in Continental Europe and France in the second half due to on-trade closures. Rum grew 3%, driven by Captain Morgan. Vodka declined 12%, driven mainly by Smirnoff in Continental Europe. Gin declined 9%, driven by declines of Gordon's and Tanqueray mainly in Continental Europe. Travel Retail was also severely impacted. In Turkey, net sales declined 6%, driven by declines in raki and vodka. Total operating margin declined 470bps. Impacts of the closure of the on-trade on volumes and adverse mix, bad debt provisions, along with one-offs and inflationary cost pressures in Turkey more than offset actions driving overhead and marketing spend savings through the second half.

Key financials £ million:
	2019	FX	Acquisitions and disposals	Organic movement	Other(iii)	2020	Reported movement %
Net sales	2,939	(23)	9	(358)	—	2,567	(13)
Marketing	490	(10)	4	(56)	—	428	(13)
Operating profit before exceptional items	1,014	(7)	(3)	(243)	(4)	757	(25)
Exceptional operating items(iv)	(18)					(62)
Operating profit	996					695	(30)

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organicnet sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe and Turkey					Guinness	(19)	(20)	(21)
	(11)	(11)	(12)	(13)	Johnnie Walker	(17)	(20)	(21)
					Baileys	(4)	(6)	(8)
Europe	(10)	(10)	(12)	(12)	Smirnoff	(14)	(11)	(12)
Turkey	(12)	(12)	(6)	(7)	Captain Morgan	2	6	6
					Yenì Raki	(22)	(15)	(15)
Spirits	(11)	(11)	(11)	(11)	Tanqueray	(12)	(15)	(16)
Beer	(16)	(16)	(20)	(21)	JƐB	(18)	(17)	(17)
Ready to drink	(3)	(3)	(1)	—

(i) Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(iv)
For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items .

●
In Europe, net sales were down 12%:
●
In Great Britain, net sales declined 4%. Solid first half results were offset by the impact of on-trade closures from March despite an increase in off-trade sales. The impact was further amplified by the cancellation of significant sporting and cultural events. Continued growth in rum and liqueurs were offset by declines in beer, scotch, wine and vodka. Guinness was impacted by on-trade closures and the decision to support customers, and maintain product quality, through a keg return scheme. Focus on e-commerce was upweighted as partnerships were strengthened on activities to drive consumer engagement and sales.
●
Ireland net sales declined 20%. A soft first half performance was further exacerbated by on-trade closures. Beer declined 22%. Rockshore continued to grow double-digit through Rockshore Cider and high single-digit in Rockshore Lager despite Covid-19 lockdown restrictions. This was offset by declines in Guinness, driven by closure of the on-trade and further impacted by a keg return scheme to support customers and maintain product quality. Total spirits declined 10%, as off-trade sales increases were not sufficient to offset Covid-19 related closures of the on-trade.
●
In Continental Europe, net sales declined 15%:
●
Iberia net sales were down 22%. Growth in the first half was offset by the impact of lockdowns affecting the on-trade channel and tourism in the second half, which accounts for a high proportion of sales in the market. On-trade investment was placed on hold as resources were deployed to the off-trade to support customers and activations in the off-trade.
●
In Central Europe, net sales declined 9%. Strong double-digit performance in the first half was impacted by on-trade lockdowns across the market in the second half. Captain Morgan performance was flat while Baileys, Smirnoff and Johnnie Walker declined.
●
In Northern Europe net sales declined 1%. Good first half performance was offset by the cancellation of key events and on-trade closures in the second half. Resilient performance due to rum growth, driven by Captain Morgan Original Spiced Rum, and gin driven by Gordon’s Premium Pink Distilled Gin and Tanqueray Flor de Sevilla innovations in the second half, was offset by declines in scotch.
●
In the Mediterranean Hub, net sales declined 26%. Growth in the first half was offset by on-trade closures and significantly reduced tourism which severely impacted volume.
●
In Europe Partner Markets, net sales declined 19%. Rum and tequila growth were offset by declines in scotch and beer. Declines were mainly due to lockdowns affecting the on-trade, and while absolute inventory levels were reduced, they remain elevated relative to demand. Guinness also responded with a keg return scheme to support the channel and protect product quality.
●
Russia net sales were down 8%. Growth in gin was offset by declines in scotch and rum.
●
France net sales declined 5%. Good growth in rum was offset by a decline in scotch, driven by competitive challenges and category declines in standard scotch, and on-trade closures.
●
In Turkey, net sales declined 6%. Double-digit growth in the first half was offset by on-trade closures from March. Scotch declined 3%, as Bell's growth was offset by Johnnie Walker and VAT 69. Raki declined 9%, with volume declines driven by ongoing impacts from excise increases in the first half and on-trade restrictions. Commercial and marketing teams were repurposed to focus on growth categories and less affected channels.
●
Marketing investment declined 12%, in line with net sales. On-trade marketing spend was reduced, with some redeployed to digital, while focus was placed on e-commerce partnerships to deliver key celebrations as well as online platforms.

Africa

Africa net sales declined 13%. Growth in the first half was offset by the impact of Covid-19 in the second half. East Africa declined 10% where continued beer growth in Tanzania was offset by lockdown closures affecting the on-trade in Kenya and Uganda. Net sales in Nigeria declined 20%, driven by double-digit declines in beer and scotch. In South Africa, net sales declined 25%, driven by scotch and vodka, as a result of both on-trade and off-trade closures and a troubled economic climate. Africa Regional Markets declined 8%, as strong beer growth in Ghana was offset by on-trade closures and the impact of significant excise increases in Ethiopia. Beer declined 13% as growth of Serengeti was offset by other key beer brands, including Guinness, Tusker and Senator, mainly due to on-trade closures. Spirits declined 14%, mainly impacting Johnnie Walker, Kenya Cane and Smirnoff. Operating margin declined 877bps, driven mainly by volume losses that caused lower fixed cost absorption and excise duty increases. These were partially offset by marketing spend savings and improved overhead management.

Key financials £ million:
	2019	FX	Acquisitions and disposals	Organic movement	2020	Reported movement %
Net sales	1,597	(10)	(41)	(200)	1,346	(16)
Marketing	174	—	—	(14)	160	(8)
Operating profit before exceptional items	275	(21)	(3)	(150)	101	(63)
Exceptional operating items(iv)	—				(145)
Operating profit	275				(44)	(116)

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(iii)	(13)	(14)	(13)	(16)	Guinness	(17)	(16)	(16)
					Johnnie Walker	(8)	(18)	(19)
East Africa	(11)	(11)	(10)	(9)	Smirnoff	(25)	(23)	(25)
Africa Regional Markets(iii)	(12)	(17)	(8)	(13)
Nigeria	(10)	(10)	(20)	(19)	Other beer:
South Africa(iii)	(23)	(25)	(25)	(33)
					Malta	(16)	(10)	(13)
Spirits	(10)	(10)	(14)	(15)	Senator	(16)	(13)	(12)
Beer	(16)	(16)	(13)	(13)	Tusker	(22)	(20)	(20)
Ready to drink(iii)	(6)	(17)	(7)	(27)	Serengeti	15	19	22

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
Africa, Africa Regional Markets, South Africa and Ready to drink reported volume movement impacted by acquisitions and disposals.
(iv)
For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

●
In East Africa, net sales declined 10%. Strong first half growth, and a continuation of resilient sales growth in Tanzania in the second half, was offset by volume declines in other markets. Tanzania grew 14% as it was minimally impacted by limited Covid-19 related lockdowns, and benefitted from the ongoing successes of Serengeti Lager and Serengeti Lite. Kenya declined 14%, driven by the high exposure to on-trade closures impacting Senator Keg and other beer sales, which was partially offset by vodka, driven by double-digit growth in Chrome and Triple Ace. Increased focus in the off-trade and e-commerce channels partially recovered lost on-trade sales.

●
In Africa Regional Markets, net sales declined 8%. Resilient growth in Ghana during the year was offset by double-digit declines in Cameroon and Ethiopia. Due to the impact of Covid-19 in the second half, beer and spirits inventory levels were reduced. Ghana grew 5%, driven by continued success of the ABC Lager innovation and Malta Guinness growth, which addressed consumer shifts for portability and non-returnable formats throughout lockdown. Cameroon declined 15% due to one-off production challenges in the first half, with the second half impacted by Covid-19 driving declines in Guinness in the on-trade. Ethiopia declined 24%, as beer and international premium spirits growth was impacted by excise increases, supply issues and the impact of on-trade closures. Impacts of shutdowns were partially offset as markets reprioritised brand packs to capture off-trade consumer shifts.

●
In Nigeria, net sales declined 20%. First half growth was offset by volume impacts from Covid-19 restrictions as it exacerbated an already challenging economic climate; while VAT and spirits excise increases also impacted consumer demand in a competitive environment. Robust performance of Orijin Bitters, successful spirits innovations, and increased at-home consumption, were offset by declines in beer. Malta Guinness and Guinness were impacted by on-trade closures. Increased focus on the off-trade and e-commerce channels, through the introduction of trade telesales and consumer platforms together with an online store, reduced some impacts of lockdown.
●
South Africa net sales declined 25%. Economic and social challenges in the first half were further exacerbated by the banning of alcohol sales across all channels from 27 March to 31 May. While absolute inventory levels were reduced, they remain elevated relative to demand. Scotch and vodka were most affected with double-digit declines, as a result of the softening economic climate and consumer shifts into the mainstream gin category.

●
Marketing investment declined 8%. We rapidly reacted to consumer shifts in the second half, through telesales, pack reprioritisation and the redeployment of investment to e-commerce and the off-trade.

Latin America and Caribbean

Latin America and Caribbean net sales declined 15%. Performance in the second half continued to be impacted by economic and socio-political pressures in key markets compounded by the impact of the Covid-19 pandemic. All markets declined except Andean which grew 8% due to a strong first half and continued momentum in scotch in Colombia. Scotch overall declined 21% as growth in Buchanan's in Colombia and Brazil, and White Horse in Brazil, were offset by declines in Johnnie Walker across the region. Gin grew double-digit primarily driven by Tanqueray in Brazil. Tequila was down 11% as strong Don Julio performance in Caribbean and Central America was more than offset by a decline in Mexico. Operating margin for the region was down 544bps due to the adverse impact of product mix and lower fixed cost absorption despite actions taken to reduce discretionary spend.

Key financials £ million:
	2019	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	Other(ii)	2020	Reported movement %
Net sales	1,130	(42)	(10)	(1)	(169)	—	908	(20)
Marketing	201	(7)	(10)	—	(29)	—	155	(23)
Operating profit before exceptional items	365	(26)	—	—	(107)	16	248	(32)
Exceptional operating items(v)	—						(6)
Operating profit	365						242	(34)

Markets:					Global giants and local stars(iii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	(27)	(29)	(33)
	(15)	(15)	(15)	(20)	Buchanan’s	(15)	(14)	(17)
					Old Parr	(17)	(16)	(20)
PUB	(14)	(14)	(7)	(17)	Smirnoff	(7)	4	(2)
Mexico	(14)	(14)	(19)	(21)	Black & White	(9)	(10)	(18)
CCA	(17)	(18)	(16)	(16)	Tanqueray	6	17	7
Andean	2	3	8	(2)	Baileys	(15)	(13)	(21)
PEBAC	(29)	(29)	(44)	(47)

Spirits	(16)	(16)	(16)	(21)
Beer	(10)	(10)	(9)	(11)
Ready to drink	—	—	8	2

(i)
For the year ended 30 June 2019 trade investment of £10 million have been reclassified from marketing to trade spend.
(ii)
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(iii)
Spirits brands excluding ready to drink.
(iv)
Organic equals reported volume movement.
(v)
For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

●
In PUB (Paraguay, Uruguay and Brazil), net sales declined 7%, mainly driven by scotch declining 11% across the market. Brazil declined 5% as a solid first half was fully offset by Covid-19 on-trade closures and domestic and foreign travel restrictions. Momentum in gin continued as Tanqueray and Gordon’s grew double digit supported by major marketing campaigns. In Brazil, scotch net sales declined 6% as double-digit growth of White Horse and Buchanan’s was offset by declines in Johnnie Walker and Black & White. Johnnie Walker decline was driven by a strong reliance on the on-trade and border stores as well as the weakening economy and devaluation impacting consumption. Super-premium scotch remained resilient through actions taken to address the at-home occasion via digital activations and supporting availability of cocktail offerings.
●
In Mexico, net sales were down 19% as the economic slowdown continued into the second half and was amplified by Covid-19, including the reduction of on-trade wholesaler inventory and stock returns to support customers. Despite this, the successful Smirnoff X1 Spicy Tamarind innovation delivered strong growth building on local cues and strong activations. This was fully offset by the softening of the scotch category, challenging trading conditions in the first half, and declines in Don Julio due to competitive pricing pressure. Tequila production was secured amidst non-essential business closures along with an enhanced focus on e-commerce and off-trade partnerships.
●
In CCA (Caribbean and Central America), net sales decreased 16% as broad-based growth in the first half was subsequently disrupted by restrictions to curtail the spread of Covid-19. The tequila category grew during the year driven by double-digit growth of Don Julio led by strong activations, however all other categories declined due to reduced tourism, on-trade closures and Covid-19 related bans of alcohol sales. At-home occasion promotions and the launch of e-commerce platforms with our partners partially offset net sales declines.
●
Andean (Colombia and Venezuela) net sales increased 8% driven by Colombia. Scotch net sales grew mid-single digit driven by Buchanan’s, as double digit first half sales growth was followed by a resilient second half. Johnnie Walker was flat as on-trade closures muted strong first half performance of Johnnie Walker Red Label and Johnnie Walker Black Label. Brands such as Buchanan's, Baileys and Smirnoff X1 Lulo benefitted from an agile shift of activations to at-home consumption, streamlined route to consumer solutions and the refocusing of resources to e-commerce throughout the Covid-19 lockdown.
●
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) net sales declined 44% driven by continued social unrest across key markets compounded by the impact of Covid-19. Scotch declined significantly, however category share leadership was maintained across PEBAC benefiting from new and existing distribution partnerships. Strong double-digit growth of Smirnoff No.21 as it lapped a softer comparable period and the successful Smirnoff Bitter Citric innovation continued to drive vodka in Argentina.
●
Marketing investment was down 15%, in line with the decline in net sales. Despite cost mitigations in the second half, support was continued behind key brands and home occasions with #homehour #digitaldrink #onlinedrinkswithfriends and ‘Digital Golden Hour’ campaigns.

Asia Pacific

Asia Pacific net sales declined 16%. Despite growth in the first half for the region, all markets other than Australia declined due to the impact of Covid-19. Greater China declined 7% as scotch, liqueurs and beer growth was offset by declines in Chinese white spirits. Australia net sales grew 6%, driven by ready to drink, liqueurs, gin and scotch. India net sales declined 17%, driven by the continued economic slowdown exacerbated by lockdowns impacting both Prestige and Above and Popular segments. South East Asia declined 23%, driven by scotch in Key Accounts and beer in Indonesia. North Asia declined 15%, driven by double-digit decline in scotch, partially offset by beer growth. In Travel Retail Asia and Middle East, net sales declined 46%, as first half declines were further exacerbated by significant declines of travellers due to Covid-19. Scotch declined 20%, driven by Johnnie Walker in Travel Retail Asia and Middle East, South East Asia, and Korea. Operating margin declined 420bps driven mainly by volume loss due to closures which caused lower fixed cost absorption. These impacts were partially offset by a reduction of marketing spend and overhead savings.

Key financials £ million:
	2019	FX	Acquisitions and disposals	Organic movement	2020	Reported movement %
Net sales	2,688	5	—	(423)	2,270	(16)
Marketing	412	—	—	(47)	365	(11)
Operating profit before exceptional items	703	5	—	(207)	501	(29)
Exceptional operating items(i)	(35)				(1,198)
Operating profit	668				(697)	(204)

Markets:					Global giants and local stars(ii):
	Organic volume movement(i)	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	(15)	(15)	(16)	(16)	Johnnie Walker	(23)	(25)	(24)
					McDowell's	(17)	(15)	(15)
India	(15)	(15)	(17)	(16)	Shui Jing Fang(iv)	(9)	(16)	(16)
Greater China	(4)	(4)	(7)	(7)	Guinness	(10)	(12)	(10)
Australia	5	5	6	2	The Singleton	(5)	(1)	2
South East Asia	(19)	(20)	(23)	(21)	Royal Challenge	(15)	(15)	(14)
North Asia	(18)	(17)	(15)	(14)	Windsor	(44)	(26)	(28)
Travel Retail Asia and Middle East	(47)	(47)	(46)	(47)

Spirits	(15)	(15)	(16)	(15)
Beer	(11)	(11)	(12)	(10)
Ready to drink	(4)	(4)	(1)	(5)

(i)
For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.
(ii)
Spirits brands excluding ready to drink
(iii)
Organic equals reported volume movement.
(iv)
Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

●
In India, net sales declined 17%. First half growth was impacted principally by an economic slowdown which was further exacerbated in the second half by the 42 day nationwide total lockdown of on-trade and off-trade alcohol sales, regulatory changes and continuation of on-trade closures thereafter. Prestige & Above declined 14%, driven by IMFL whisky and scotch. Popular brands declined 23%, driven by Old Tavern Whisky and McDowell's No. 1 Rum. These declines were partially offset by Innovation growth in McDowell’s No.1 Luxury and Captain Morgan. Trade investment was optimised and refocused in the off-trade.
●
In Greater China, net sales declined 7%. Strong performance in scotch, liqueur and beer was offset by a decline in Chinese white spirits. Chinese white spirits declined 16%, as strong first half growth was offset by the impact of Covid-19 on the key Chinese New Year consumption period with consequential reduced sales and inventory reductions through the second half. Resilient scotch growth of 3%, was driven by malts and Johnnie Walker super deluxe growth in Mainland China along with continued growth in malts and Johnnie Walker super deluxe innovation in Taiwan. Beer grew 12% as it lapped a weaker prior year and supported by the launch of the first Guinness Gatehouse in Shanghai. Increased focus behind e-commerce drove improved digital consumer engagement and food delivery partnerships to address at-home consumption, softened the impact of lockdown driven volume losses.
●
Australia net sales grew 6%. Strong first half growth was partially offset by a weaker but still solid second half performance despite Covid-19 lockdowns. This was mainly due to low exposure to the on-trade and a focus on accelerating e-commerce activities. Scotch grew 4%, driven by the new Johnnie Walker "Game of Thrones Limited Editions A Song of Fire and A Song of Ice” innovations. Rum grew 4%, driven by Captain Morgan and continued growth in Bundaberg. Gin grew double-digit and ready to drink grew 6%, as growth in the core brands was complimented by innovation in both categories such as Gordon's Premium Pink Distilled Gin and Tanqueray Flor de Sevilla.
●
In South East Asia, net sales declined 23%. Solid growth in Vietnam, driven by Johnnie Walker super deluxe and malts, was offset by Covid-19 related lockdowns across the region. Thailand declined 24%, driven by on-trade closures. Key Accounts declined double-digit due to Covid-19 and a stock-return customer support programme in the second half. Indonesia declined double-digit mainly due to lockdowns impacting Guinness. Activities were upweighted to focus on at-home and small group consumer occasion trends.
●
In North Asia, net sales declined 15%, with double-digit declines in Japan and Korea. In Japan, declines in the first half were further exacerbated by on-trade lockdowns. In Korea, scotch declined 23%, driven by continued category contraction, regulatory changes limiting trade spend for wholesalers and venues affecting the category, on-trade closures and a reduction of inventory levels. This was partially offset through strong beer growth, driven by Hop House 13 Lager as it lapped launch in the prior period. Increased investment behind the off-trade in South Korea, especially through digital campaigns, contributed to increased at-home consumption.
●
In Travel Retail Asia and Middle East, net sales declined 46%. First half performance was impacted by challenging trading conditions in the Middle East including some reduction of inventory levels. In the second half the global travel channel was severely impacted by Covid-19 travel restrictions, with significant declines of passengers. While absolute inventory levels were reduced, it remains at a high level relative to ongoing reduced passenger travel.
●
Marketing investment declined 11%, as variable trade investment was repurposed and redeployed into the off-trade and e-commerce channel, which focused on home delivery and at-home consumption.
CATEGORY AND BRAND REVIEW

For the year ended 30 June 2020

Key categories:
	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	(11)	(8)	(8)
Scotch	(16)	(17)	(17)
Vodka(ii)(iv)	(8)	(8)	(8)
Canadian whisky	7	8	8
Rum(ii)	(11)	(7)	(7)
Liqueurs	(4)	(4)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	(14)	(14)	(13)
Tequila	12	25	27
Gin(ii)	(9)	(4)	(5)
US whiskey	(1)	3	4
Beer	(15)	(15)	(15)
Ready to drink	5	8	3

(i)  Spirits brands excluding ready to drink.
(ii) Vodka, rum, gin including IMFL brands.
(iii)
Organic equals reported volume movement except for vodka (10)%, Canadian whisky 6%, rum (12)%, liqueurs (5)% and ready to drink 1%, which were impacted by acquisitions and disposals.
(iv)
Vodka includes Ketel One Botanical.

●
Scotch represents 23% of Diageo's net sales and declined by 17%. Soft performance in the first half was impacted by ongoing commercial challenges along with political and economic disruption which continued through the year. This was further exacerbated by Covid-19 in the second half. Johnnie Walker declined 22% where growth in Ethiopia, Canada and Australia was offset by most other markets. The brand also lapped strong innovation in the prior year. Buchanan’s declined 12% with double-digit growth in Colombia, primarily offset by continued declines in Mexico due to category softness. JƐB declined 18% as global lockdowns exacerbated ongoing challenges for the brand in Continental Europe. Old Parr declined 15%, driven by downtrading to primary scotch and the impact of lockdown restrictions in Latin America and Caribbean. The malts portfolio, whilst in growth in the first half, declined over the full year. Scotch innovations such as the collaborations with HBO's Game of Thrones and Johnnie Walker Black Label 12 Year Old Origin Series were not enough to offset prior year.
●
Vodka represents 11% of Diageo’s net sales and declined by 8%. Challenging performance in the first half was further exacerbated by some category declines and on-trade closures. Smirnoff declined 6% globally, where growth in Mexico and Canada were offset by declines in Continental Europe, Africa, Brazil and US Spirits. Ketel One declined 6% driven mainly by US Spirits where on-trade sales mix was relatively stronger and also lapping the first full year of the Ketel One Botanical innovation. Cîroc declined 17%, driven by continued performance challenges, mainly in US Spirits. Innovations across the vodka portfolio, such as Smirnoff X1 Spicy Tamarind in Mexico, and limited time offers such as Cîroc White Grape, partially offset the declines in other brands and variants.
●
Canadian whisky represents 8% of Diageo’s net sales and grew 8%. Crown Royal in US Spirits grew 8% as it gained further category share despite a single digit decline in Crown Royal Deluxe. Positive results were driven by the sustained media investment enabling further momentum across the portfolio including continued double-digit growth of Crown Royal Regal Apple and Crown Royal Vanilla, and the success of the limited time offer variant Crown Royal Peach. In Canada, Crown Royal grew double-digit, gaining market share and strengthening its leadership position in the growing category.
●
Rum represents 7% of Diageo’s net sales and declined by 7%. Growth in the first half was offset by declines due to some category challenges and Covid-19 impacts in US Spirits, India and East Africa. In Europe, Captain Morgan growth was partially offset by declines of Zacapa.
●
Liqueurs represent 5% of Diageo’s net sales and declined by 4%. Strong Baileys growth in the first half was offset by the impact of Covid-19, as increased off-trade growth, due to successful at-home activities, was not sufficient to fully mitigate the impact of on-trade closures.
●
IMFL whisky represents 5% of Diageo’s net sales and declined 14%. Growth in first half was offset by the on-going economic slowdown impacting the category, and nationwide Covid-19 lockdowns closing both on and off-trade outlets and major sporting events.
●
Tequila represents 5% of Diageo’s net sales and grew 25%. Casamigos was up strong double-digit despite on-trade closures driven by strong category momentum in key markets and actions taken to strengthen its position in at-home occasions. Don Julio was up 15%, as continued growth in US Spirits was partially offset by Mexico declines due to competitor pricing pressures and lockdowns in the second half.
●
Gin represents 5% of Diageo’s net sales and declined by 4%. Resilient full year performance in Brazil and Australia was offset by the impact of lockdowns, mainly in Europe.
●
US whiskey represents 3% of Diageo’s net sales and grew by 3%. Bulleit grew 4% in US Spirits, where it has been gaining category share, and in Canada grew 14%, despite lockdowns. Bulleit strengthened its positioning in the at-home occasion during Covid-19 with effective marketing campaigns across TV and social media.
●
Beer represents 15% of Diageo’s net sales and declined by 15%. Good first half performance was offset by declines in all regions in the second half driven by on-trade closures and excise increases in Africa. Guinness declined 16%, as growth of Guinness Draught in Can was offset by on-trade volume declines in most markets. The on-trade decline was exacerbated by the Guinness keg return programme to support the on-trade and maintain product quality across Europe and North America. Serengeti continued to grow double-digit in East Africa but was offset by the decline in Senator Keg and Tusker which are highly exposed to the on-trade. Nigeria declined due to the challenging economic environment, and declines in Kenya and Ethiopia were due to excise increases, with all three markets further impacted by lockdowns. Rockshore continued to grow double-digit driven by Rockshore Cider and Rockshore Lager despite on-trade closures.
●
Ready to drink represents 7% of Diageo’s net sales and grew 8% driven by Diageo Beer Company USA, Canada, and Australia. Smirnoff Ice Flavour innovations in Diageo Beer Company USA, Smirnoff Ice Smash and Smirnoff Spiked Seltzers all contributed to growth.

Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organic net sales movement %	Reportednet sales movement %
Global giants
Johnnie Walker	(20)	(22)	(22)
Smirnoff	(9)	(6)	(6)
Baileys	(3)	(3)	(3)
Captain Morgan	(2)	(2)	—
Tanqueray	(5)	(4)	(4)
Guinness	(15)	(16)	(16)
Local stars
Crown Royal	7	8	10
Yenì Raki	(22)	(15)	(15)
Buchanan’s	(14)	(12)	(13)
JƐB	(18)	(18)	(18)
Windsor	(44)	(26)	(28)
Old Parr	(17)	(15)	(19)
Bundaberg	3	—	(4)
Black & White	(7)	(5)	(10)
Ypióca	(17)	(14)	(24)
McDowell's	(17)	(15)	(15)
Shui Jing Fang(iii)	(9)	(16)	(16)
Reserve
Scotch malts	(5)	(3)	(1)
Cîroc vodka	(17)	(17)	(16)
Ketel One(iv)	(4)	(6)	(4)
Don Julio	(1)	15	16
Bulleit	4	3	6

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)
Ketel One includes Ketel One vodka and Ketel One Botanical.

●
Global giants represent 39% of Diageo’s net sales and declined by 13%. This was driven by declines in Johnnie Walker and Guinness across all regions, while Smirnoff declined in all regions except for Latin America and Caribbean. Good first half performance for all brands except Johnnie Walker was offset by global lockdowns in the second half. Johnnie Walker performance was also impacted by a continuation of political, and economic challenges in some emerging markets, as well as lapping “White Walker by Johnnie Walker” innovation last year.
●
Local stars represent 20% of Diageo’s net sales and declined by 7%. Continued growth of Crown Royal in US Spirits was offset by declines, mainly in Chinese white spirits in China, McDowell’s in India, Buchanan's in Latin America and Caribbean and US Spirits and JƐB in Iberia and South Africa due to imposed lockdowns. Windsor continued to decline in Korea exacerbated by on-trade closures.
●
Reserve brands represent 21% of Diageo’s net sales and declined 4%. Continued growth in Don Julio and Casamigos in US Spirits were offset by declines in Chinese white spirits, Johnnie Walker Reserve variants, Cîroc and Ketel One.

ADDITIONAL FINANCIAL INFORMATION
Year ended 30 June 2020

SUMMARY INCOME STATEMENT

	2019	Exchange (a)	Acquisitions and disposals (b)	Organic movement(i)	Fair value remeasure- ment (d)	Reclassifi- cation(ii)	2020
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	19,294	(1)	(108)	(1,478)	—	(10)	17,697
Excise duties	(6,427)	33	32	417	—	—	(5,945)
Net sales	12,867	32	(76)	(1,061)	—	(10)	11,752
Cost of sales	(4,866)	(31)	41	193	9	—	(4,654)
Gross profit	8,001	1	(35)	(868)	9	(10)	7,098
Marketing	(2,042)	3	(7)	195	—	10	(1,841)
Other operating items	(1,843)	(5)	8	84	(7)	—	(1,763)
Operating profit before exceptional items	4,116	(1)	(34)	(589)	2	—	3,494
Exceptional operating items (c)	(74)						(1,357)
Operating profit	4,042						2,137
Non-operating items (c)	144						(23)
Net finance charges	(263)						(353)
Share of after tax results of associates and joint ventures	312						282
Profit before taxation	4,235						2,043
Taxation (e)	(898)						(589)
Profit for the year	3,337						1,454

(i) For the definition of organic movement see Explanatory Notes, organic movements.
(ii) For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, partially offset by strengthening of sterling against the Brazilian real, the Australian dollar and the euro. The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the weakening of the Brazilian real, the Colombian peso and the Nigerian naira, broadly offset by translational exchange impact of the strengthening of the US dollar against sterling.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2020 is set out in the table below.

Gains/(losses)
£ million
Translation impact	56
Transaction impact	(57)
Operating profit before exceptional items	(1)
Net finance charges – translation impact	(5)
Net finance charges – transaction impact	3
Net finance charges	(2)
Associates – translation impact	(3)
Profit before exceptional items and taxation	(6)

	Year ended 30 June 2020	Year ended 30 June 2019
Exchange rates	1
Translation £1 =	$1.26	$1.29
Transaction £1 =	$1.35	$1.33
Translation £1 =	€1.14	€1.13
Transaction £1 =	€1.12	€1.13

(b) Acquisitions and disposals
The acquisitions and disposals movement was mainly attributable to the acquisition of Seedlip and Anna Seed 83, the disposal of United National Breweries and the prior year disposal of a portfolio of 19 brands to Sazerac.

See Notes, Acquisition of businesses and purchase of non-controlling interests and Notes, Sale of businesses, for further details.

(c) Exceptional items
Exceptional operating items in the year ended 30 June 2020 were £1,357 million before tax (2019 - £74 million).
Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in exceptional operating items. Impairment charges of £78 million in respect of the Old Tavern brand, £38 million in respect of the Bagpiper brand and £1 million in respect of fixed assets in India were also recognised in exceptional operating items. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes, negatively impacting both demand and margins.
An impairment charge of £434 million in respect of the Windsor Premier brand was recognised in exceptional operating items. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea.
Having considered both value in use and fair value less cost of disposal, an impairment of £84 million in respect of the group's Nigerian tangible fixed assets was recognised in exceptional operating items. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic.
An impairment of £55 million in respect of the group's Ethiopian tangible fixed assets was recognised in exceptional operating items. The forecast cash flow assumptions were reduced principally due to the impact of the recent excise duty increase and the Covid-19 pandemic.

In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these are reported as exceptional operating items:
(i) Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic. The programme includes a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support qualifying outlets across a limited number of iconic global cities and some regional cities in certain key markets. Diageo has also provided other forms of support to help the communities and the industry during the Covid-19 pandemic. Supporting packages for bartenders and bar owners and donations of grain neutral spirit to produce hand sanitisers amounted to £8 million in the year ended 30 June 2020.
(ii) In the year ended 30 June 2020, an exceptional charge of £30 million was recognised in respect of obsolete inventories that have been or will be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprises of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.
(iii) In the year ended 30 June 2020, an estimated benefit of $105 million (£83 million) for substitution drawback claims (net of legal and broker fees of $2 million (£2 million)) previously filed and to be filed with the US Government in relation to prior years was recognised in exceptional operating items. Following a recent court decision and a related legal assessment, the collection of the excise duty benefit has become virtually certain.

In the year ended 30 June 2019, the group recognised a provision of £35 million for indirect tax in respect of certain channel accounts and regulatory change in Korea in respect of prior years.
An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020, that has resulted in the reversal of the prior year's provision in the amount of £24 million.
On 26 October 2018, the High Court of Justice of England and Wales issued a judgement in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgement concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million, with a corresponding charge to exceptional operating items.
In July 2019 Diageo reached agreement with the French tax authorities resulting in penalty charges of £18 million (see Taxation below).

Non-operating items in the year ended 30 June 2020 were £23 million loss before tax (2019 - £144 million income).
In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value.
The disposal of United National Breweries was completed in the year ended 30 June 2020, which has resulted in an aggregate exceptional loss of £32 million, including a £4 million cumulative exchange loss in respect of prior years, recycled from other comprehensive income, and an impairment charge recognised in the period.
The disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.
In the year ended 30 June 2020, the group has reversed $3 million (£2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.

In the year ended 30 June 2019, the aggregate consideration for the disposal of a portfolio of 19 brands to Sazerac was $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million).
The group recognised an exceptional loss of £9 million in respect of the disposal of United National Breweries.
The disposal of the Indian wine business has resulted in an exceptional loss of £2 million.

See Explanatory Note (c) for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £9 million gain. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions of £7 million loss (£10 million loss in respect of the Casamigos contingent consideration liability, £4 million loss in respect of the Copper Dog contingent consideration liability and £7 million gain in respect of the Pierde Almas contingent consideration liability).

(e) Taxation
The reported tax rate for the year ended 30 June 2020 was 28.8% compared with 21.2% for the year ended 30 June 2019.
Included in the tax charge of £589 million for the year ended 30 June 2020 is an exceptional tax credit of £154 million mainly comprising exceptional tax credits on the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively, and a further £7 million exceptional tax credit in respect of obsolete inventories offset by a £20 million exceptional tax charge in respect of substitution drawback claims.
In the year ended 30 June 2019, Diageo reached a resolution with the French tax authorities on the treatment of interest costs for all open periods which resulted in a total exceptional charge of €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of €21 million (£18 million) and interest of €10 million (£9 million). This brought to a close all open issues with the French tax authorities for periods up to and including 30 June 2017. In addition, the tax charge for the year ended 30 June 2019 included an exceptional tax credit of £51 million principally arising from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from 25% to 20.5%, an exceptional tax charge of £33 million in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme.
The tax rate before exceptional items for the year ended 30 June 2020 was 21.7%, consistent with our guidance of 21%-22% and compared with 20.6% in the prior comparable period.
We continue to expect a tax rate before exceptional items for the year ending 30 June 2021 to be in the range of 21%-22%.

(f) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2020 dividend cover was 1.6 times. The recommended final dividend for the year ended 30 June 2020, to be put to the shareholders for approval at the Annual General Meeting is 42.47 pence, the same as the final dividend for the year ended 30 June 2019. This brings the full year dividend to 69.88 pence per share, an increase of 2% on the prior year. We will keep future returns of capital, including dividends, under review through year ending 30 June 2021 to ensure we allocate Diageo’s capital in the best way to maximize value for the business and our stakeholders.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 14 August 2020. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 13 August 2020. The final dividend, once approved by shareholders, will be paid to shareholders on 8 October 2020 and payment to US ADR holders will be made on 14 October 2020. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 17 September 2020.

(g) Share buyback
On 25 July 2019 the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three year period to 30 June 2022.
During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares at a cost of £1,282 million (including £7 million of transaction costs) and funded the purchases through a combination of operating cash inflows and incremental borrowings. This amount includes the aggregate consideration of  £26 million (including  £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of 0.3 million shares in the year ended 30 June 2020.The shares purchased under the share buyback programmes were cancelled.
At 30 June 2020 the leverage ratio, calculated as adjusted net debt to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2020	2019
	£ million	£ million
Net borrowings at the beginning of the year	(11,277)	(9,091)
Free cash flow (a)	1,634	2,608
Acquisitions (b)	(130)	(56)
Sale of businesses and brands (c)	11	426
Share buyback programme	(1,282)	(2,775)
Proceeds from issue of share capital	1	1
Net sale of own shares for share schemes (d)	54	50
Dividends paid to non-controlling interests	(111)	(112)
Net movements in bonds (e)	4,368	1,598
Purchase of shares of non-controlling interests (f)	(62)	(784)
Net movements in other borrowings (g)	(285)	721
Equity dividends paid	(1,646)	(1,623)
Net increase in cash and cash equivalents	2,552	54
Net increase in bonds and other borrowings	(4,089)	(2,331)
Exchange differences (h)	(95)	(22)
Other non-cash items (i)	(86)	113
Adoption of IFRS 16	(251)	—
Net borrowings at the end of the year	(13,246)	(11,277)

(a) See Explanatory Notes, Free cash flow for the analysis of free cash flow.

(b) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 as well as a number of smaller transactions and additional investments in the Distill Ventures programme. Additionally, acquisitions include deferred and contingent consideration paid in respect of prior year acquisitions.
In the year ended 30 June 2019, Diageo acquired the remaining 70% of Copper Dog Whisky Limited that it did not already own, made additional investments in a number of Distill Venture associates and made contingent consideration payments in respect of prior year acquisitions.

(c) In the year ended 30 June 2020, sale of businesses and brands included the sale of United National Breweries, Diageo’s wholly owned sorghum beer business.
In the year ended 30 June 2019, sale of businesses and brands represented the cash received on the disposal of a portfolio of 19 brands sold to Sazerac net of transaction costs.

(d) Net sale of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £2 million (2019 - £16 million) less receipts from employees on the exercise of share options of £56 million (2019 - £66 million).

(e) In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million). In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) and repaid bonds of €1,350 million (£1,168 million).

(f) In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) which took Diageo’s percentage of shares owned in United Spirits Limited from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust). During the year ended 30 June 2020, Diageo completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million) which took Diageo’s effective economic interest in Serengeti Breweries Limited from 39.2% to 40.2%.
In the year ended 30 June 2019, purchase of shares of non-controlling interests comprised RMB 6,774 million (£775 million) and transaction costs of £9 million in respect of the acquisition of 23.43% of the share capital of Sichuan Shuijingfang Company Limited (SJF) in two separate transactions. This took Diageo’s shareholding in SJF from 39.71% to 63.14%.

(g) In the year ended 30 June 2020, the net movement in other borrowings principally arose from foreign exchange swaps and forwards, partially offset by the cash movement on lease liabilities. In the comparable period movements were driven by the issue of commercial paper.

(h) The exchange arising on net borrowings of £95 million is primarily driven by unfavourable exchange movements on US dollar and euro denominated borrowings and cash and cash equivalents, partially offset by a favourable movement on foreign exchange swaps and forwards.

(i) In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps. In the year ended 30 June 2019, other non-cash items are principally in respect of changes in the fair value of borrowings.

Movement in equity

	2020	2019
	£ million	£ million
Equity at the beginning of the year	10,156	11,713
Profit for the year	1,454	3,337
Exchange adjustments (a)	(282)	255
Remeasurement of post employment plans net of taxation	3	36
Purchase of shares of non-controlling interests (b)	(62)	(784)
Dividends to non-controlling interests	(117)	(114)
Equity dividends paid	(1,646)	(1,623)
Share buyback programme	(1,256)	(2,801)
Other reserve movements	190	137
Equity at the end of the year	8,440	10,156

(a) Exchange movement in the year ended 30 June 2020 primarily arose from exchange losses driven by the Indian rupee, euro and the Turkish lira, partially offset by exchange gains in respect of the US dollar.

(b) In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) and additional shares in Serengeti Breweries Limited for $3 million (£2 million).
In the year ended 30 June 2019, Diageo acquired additional shares in Sichuan Shuijingfang Company Limited (SJF) which was already controlled and therefore consolidated prior to the transaction.

Post employment plans
The net surplus of the group’s post employment benefit plans increased by £148 million from £214 million at 30 June 2019 to £362 million at 30 June 2020. The increase in net surplus is primarily attributable to an increase in the market value of the assets held by the post employment schemes, and the cash contribution paid into the plans in excess of income statement charge. These were partially offset by the change in assumptions in the United Kingdom (including an adverse impact due to the decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 2.3% to 1.5%) partially offset by a favourable impact of the decrease in inflation rate assumption (from 3.2% to 2.8%)).
The operating profit charge before exceptional items decreased by £3 million from £50 million for the year ended 30 June 2019 to £47 million for the year ended 30 June 2020. The operating profit for the year ended 30 June 2020 includes past service gains of £47 million in respect of the Guinness Ireland Group Pension Scheme (GIGPS), following separate communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases (2019 - £54 million credit due to changes made to future pension increases for members of the Diageo Pension Scheme in the United Kingdom and changes to the GIGPS), and curtailment gains of £12 million (2019 - £4 million) mainly in respect of the Diageo Pension Scheme and the GIGPS.
Total cash contributions by the group to all post employment plans in the year ending 30 June 2021 are estimated to be approximately £140 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2020	Year ended 30 June 2019
	Notes	£ million	£ million

Sales	2	17,697	19,294
Excise duties		(5,945)	(6,427)
Net sales	2	11,752	12,867
Cost of sales		(4,654)	(4,866)
Gross profit		7,098	8,001
Marketing		(1,841)	(2,042)
Other operating items		(3,120)	(1,917)
Operating profit	2	2,137	4,042
Non-operating items	3	(23)	144
Finance income	4	366	442
Finance charges	4	(719)	(705)
Share of after tax results of associates and joint ventures		282	312
Profit before taxation		2,043	4,235
Taxation	5	(589)	(898)
Profit for the year		1,454	3,337

Attributable to:
Equity shareholders of the parent company		1,409	3,160
Non-controlling interests		45	177
		1,454	3,337

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,346	2,418
Dilutive potential ordinary shares		8	10
		2,354	2,428

		pence	pence
Basic earnings per share		60.1	130.7

Diluted earnings per share		59.9	130.1

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2020	Year ended 30 June 2019
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	38	33
- associates and joint ventures	(14)	2
Tax on post employment plans	(21)	1
	3	36
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	(104)	274
- associates and joint ventures	82	19
- non-controlling interests	(37)	55
Net investment hedges	(227)	(93)
Exchange loss recycled to the income statement
- on translation of foreign operations	4	—
Tax on exchange differences	4	(19)
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	221	180
- transaction exposure hedging of the group	(43)	(86)
- commodity price risk hedging of the group	(11)	(9)
- hedges by associates and joint ventures	6	(6)
- recycled to income statement - hedge of foreign currency debt of the group	(75)	(82)
- recycled to income statement - transaction exposure hedging of the group	42	45
- recycled to income statement - commodity price risk hedging of the group	8	—
Tax on effective portion of changes in fair value of cash flow hedges	(23)	(11)
Hyperinflation adjustment	(18)	(22)
Tax on hyperinflation adjustment	4	6
	(167)	251
Other comprehensive (loss)/profit, net of tax, for the year	(164)	287
Profit for the year	1,454	3,337
Total comprehensive income for the year	1,290	3,624

Attributable to:
Equity shareholders of the parent company	1,282	3,392
Non-controlling interests	8	232
Total comprehensive income for the year	1,290	3,624

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2020		30 June 2019
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		11,300		12,557
Property, plant and equipment		4,926		4,455
Biological assets		51		34
Investments in associates and joint ventures		3,557		3,173
Other investments		41		49
Other receivables		46		53
Other financial assets		686		404
Deferred tax assets		119		138
Post employment benefit assets		1,111		1,060
			21,837		21,923
Current assets
Inventories	6	5,772		5,472
Trade and other receivables		2,111		2,694
Assets held for sale		—		65
Corporate tax receivables		190		83
Other financial assets		75		127
Cash and cash equivalents	7	3,323		932
			11,471		9,373
Total assets			33,308		31,296
Current liabilities
Borrowings and bank overdrafts	7	(1,995)		(1,959)
Other financial liabilities		(389)		(307)
Share buyback liability		—		(26)
Trade and other payables		(3,683)		(4,202)
Liabilities held for sale		—		(32)
Corporate tax payables		(246)		(378)
Provisions		(183)		(99)
			(6,496)		(7,003)
Non-current liabilities
Borrowings	7	(14,790)		(10,596)
Other financial liabilities		(393)		(124)
Other payables		(175)		(222)
Provisions		(293)		(317)
Deferred tax liabilities		(1,972)		(2,032)
Post employment benefit liabilities		(749)		(846)
			(18,372)		(14,137)
Total liabilities			(24,868)		(21,140)
Net assets			8,440		10,156

Equity
Share capital		742		753
Share premium		1,351		1,350
Other reserves		2,272		2,372
Retained earnings		2,407		3,886
Equity attributable to equity shareholders of the parent company			6,772		8,361
Non-controlling interests			1,668		1,795
Total equity			8,440		10,156

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million

At 30 June 2018	780	1,349	2,133	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	—	—	—	—	3,160	3,160	3,160	177	3,337
Other comprehensive income	—	—	212	—	20	20	232	55	287
Total comprehensive income	—	—	212	—	3,180	3,180	3,392	232	3,624
Employee share schemes	—	—	—	118	(49)	69	69	—	69
Share-based incentive plans	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	20	20	20	—	20
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	2	2
Change in fair value of put option	—	—	—	—	(3)	(3)	(3)	—	(3)
Share buyback programme	(27)	—	27	—	(2,801)	(2,801)	(2,801)	—	(2,801)
Dividends paid	—	—	—	—	(1,623)	(1,623)	(1,623)	(114)	(1,737)
At 30 June 2019	753	1,350	2,372	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year	—	—	—	—	1,409	1,409	1,409	45	1,454
Other comprehensive loss	—	—	(116)	—	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/income	—	—	(116)	—	1,398	1,398	1,282	8	1,290
Employee share schemes	—	—	—	90	(36)	54	54	—	54
Share-based incentive plans	—	—	—	—	2	2	2	—	2
Share-based incentive plans in respect of associates	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	1	1	1	—	1
Share based payments and purchase of treasury shares in respect of subsidiaries	—	—	—	—	(1)	(1)	(1)	—	(1)
Shares issued	—	1	—	—	—	—	1	—	1
Transfers	—	—	5	—	(5)	(5)	—	—	—
Purchase of non-controlling interests	—	—	—	—	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	5	5
Change in fair value of put option	—	—	—	—	9	9	9	—	9
Share buyback programme	(11)	—	11	—	(1,256)	(1,256)	(1,256)	—	(1,256)
Dividends declared	—	—	—	—	(1,646)	(1,646)	(1,646)	(117)	(1,763)
At 30 June 2020	742	1,351	2,272	(1,936)	4,343	2,407	6,772	1,668	8,440

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 30 June 2020		Year ended 30 June 2019
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	1,454		3,337
Taxation	589		898
Share of after tax results of associates and joint ventures	(282)		(312)
Net finance charges	353		263
Non-operating items	23		(144)
Operating profit		2,137		4,042
Increase in inventories	(366)		(434)
Decrease in trade and other receivables	523		11
(Decrease)/increase in trade and other payables and provisions	(485)		201
Net increase in working capital		(328)		(222)
Depreciation, amortisation and impairment	1,839		374
Dividends received	4		168
Post employment payments less amounts included in operating profit	(109)		(121)
Other items	(14)		64
		1,720		485
Cash generated from operations		3,529		4,305
Interest received	185		216
Interest paid	(493)		(468)
Taxation paid	(901)		(805)
		(1,209)		(1,057)
Net cash inflow from operating activities		2,320		3,248
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	14		32
Purchase of property, plant and equipment and computer software	(700)		(671)
Movements in loans and other investments	—		(1)
Sale of businesses and brands	11		426
Acquisition of businesses	(130)		(56)
Net cash outflow from investing activities		(805)		(270)
Cash flows from financing activities
Share buyback programme	(1,282)		(2,775)
Proceeds from issue of share capital	1		1
Net sale of own shares for share schemes	54		50
Dividends paid to non-controlling interests	(111)		(112)
Purchase of shares of non-controlling interests	(62)		(784)
Proceeds from bonds	5,188		2,766
Repayment of bonds	(820)		(1,168)
Net movements in other borrowings	(285)		721
Equity dividends paid	(1,646)		(1,623)
Net cash inflow/(outflow) from financing activities		1,037		(2,924)

Net increase in net cash and cash equivalents		2,552		54
Exchange differences		(120)		(26)
Net cash and cash equivalents at beginning of the year		721		693
Net cash and cash equivalents at end of the year		3,153		721

Net cash and cash equivalents consist of:
Cash and cash equivalents		3,323		932
Bank overdrafts		(170)		(211)
		3,153		721

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU. International Financial Reporting Standards (IFRSs) as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s condensed consolidated financial statements for the years presented.
The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2019 except for changes on the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2019, with the exception of changes in estimates disclosed in note 14 - Contingent liabilities and legal proceedings.
The potential financial impact of the Covid-19 pandemic has been modelled in our cash flow projections and stress tested by including several severe but plausible downside scenarios which are linked to our principal risks. In our downside Covid-19 scenario, we have considered the key impacts of the pandemic for each region including the potential restrictions on the sale of our products in both on-trade and off-trade channels. We have then considered the expected duration of those restrictions, as well as a forecast for the length of time to recovery (a return to 2019 volumes), based on industry projections. As a result of these factors, in our severe but plausible scenarios, we do not anticipate that the on-trade business recovers to volumes experienced in the year ending 30 June 2019 within the next 18 month period. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by increasing the level of committed facilities and accelerating certain bond issuance programmes. Mitigating actions, should they be required, are all within management’s control and could include reduced advertising and promotion spend, dividend cash payments, non-essential overheads and non-committed capital expenditure in the next 12 months. Having considered the outcome of these assessments, it is deemed appropriate to prepare the consolidated financial statements on a going concern basis.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2019 with no impact on the group’s consolidated results, financial position or disclosures:

●
Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●
Amendments to IFRS 9 - Prepayment Features with Negative Compensation
●
Improvements to IFRS 3 and IFRS 11 - Business combinations and Joint arrangements - Accounting for previously held interests
●
Improvements to IAS 12 - Income taxes - Accounting for income tax consequences of payments on financial instruments that are classified as equity
●
Improvements to IAS 23 - Borrowing costs on completed qualifying assets

The following standard and amendment issued by the IASB and endorsed by the EU, has been adopted by the group:

IFRS 16 - Leases. IFRS 16 replaced existing lease guidance including IAS 17 - Leases, IFRIC 4, SIC 15 and SIC 27. The group adopted IFRS 16 with effect from 1 July 2019 by applying the modified retrospective method, meaning that the figures, as at, and for the year ended 30 June 2019 have not been restated. Information in respect of the adoption of IFRS 16 is included in note 13.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement. The amendment requires the remeasurement of service cost and interest charge for the rest of the period following plan amendments, settlements and curtailments using actuarial assumptions prevailing at the date of these events. The amendment is applicable to Diageo from 1 July 2019 on a prospective basis and has resulted in an additional service cost of £1 million following the remeasurement of the Irish Scheme.

The following standard and amendment, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2019 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centers are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
As part of the annual planning process a budget exchange rate is set each year equal to the prior year’s weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptionals are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.
Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2020	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,222	4,697	1,911	1,184	4,645	1,343	(1,343)	17,659	38	17,697
Net sales
At budgeted exchange rates(i)	4,445	2,501	1,300	944	2,253	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	50	—	1	—	—	93	—	93
ISC allocation	11	60	4	10	12	(98)	—	(1)	1	—
Retranslation to actual exchange rates	135	(4)	(8)	(46)	4	2	(2)	81	(1)	80
Net sales	4,623	2,567	1,346	908	2,270	1,343	(1,343)	11,714	38	11,752
Operating profit/(loss)
At budgeted exchange rates(i)	2,007	730	116	254	498	45	—	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	—	—	—	—	—	(5)	—	(5)
ISC allocation	6	26	2	5	6	(45)	—	—	—	—
Fair value remeasurement of contingent consideration	(10)	(4)	—	7	—	—	—	(7)	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	—	9	—	9
Retranslation to actual exchange rates	32	9	(17)	(27)	(3)	—	—	(6)	5	(1)
Operating profit/(loss) before exceptional items	2,034	757	101	248	501	—	—	3,641	(147)	3,494
Exceptional items	54	(62)	(145)	(6)	(1,198)	—	—	(1,357)	—	(1,357)
Operating profit/(loss)	2,088	695	(44)	242	(697)	—	—	2,284	(147)	2,137
Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures										282
Profit before taxation										2,043

Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2019	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294
Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	—	—	92	—	92
ISC allocation	11	63	5	15	11	(105)	—	—	—	—
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351
Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867
Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	—	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	—	—	—	—	—	28	—	28
ISC allocation	13	72	6	32	16	(139)	—	—	—	—
Retranslation to actual exchange rates	151	(29)	12	21	16	—	—	171	(3)	168
Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	—	—	4,305	(189)	4,116
Exceptional items	—	(18)	—	—	(35)	—	—	(53)	(21)	(74)
Operating profit/(loss)	1,948	996	275	365	668	—	—	4,252	(210)	4,042
Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures										312
Profit before taxation										4,235

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segmental sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)
The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)
Approximately 45% of annual net sales occurred in the last four months of the calendar year 2019.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.26 (2019 – £1 = $1.29) and euro – £1 = €1.14 (2019 – £1 = €1.13). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.23 (30 June 2019 – £1 = $1.27) and euro – £1 = €1.09 (30 June 2019 – £1 = €1.12). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed separately. See Explanatory Notes (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2020	Year endedzz 30 June 2019
	£ million	£ million

Exceptional operating items
Brand, goodwill, tangible and other assets impairment	(1,345)	—
Donations	(89)	—
Obsolete inventories	(30)	—
Substitution drawback	83	—
Indirect tax in Korea	24	(35)
Guaranteed minimum pension equalisation	—	(21)
French tax audit penalty	—	(18)
	(1,357)	(74)
Non-operating items
Step acquisitions	8	—
Sale of businesses and brands
United National Breweries	(32)	(9)
Loss on disposal of associate	(1)	—
Portfolio of 19 brands	2	155
USL wine business	—	(2)
	(23)	144

French tax audit interest	—	(9)
Exceptional items before taxation	(1,380)	61

Items included in taxation
Tax on exceptional operating items	154	4
Tax on exceptional non-operating items	—	(33)
Exceptional taxation	—	(10)
	154	(39)

Total exceptional items	(1,226)	22

Attributable to:
Equity shareholders of the parent company	(1,157)	(4)
Non-controlling interests	(69)	26
Total exceptional items	(1,226)	22

Operating exceptional items are charged to other operating expenses.
See Summary Income Statement (c) Exceptional items for detailed explanation on exceptional items.

4. Finance income and charges

	Year ended 30 June 2020	Year ended 30 June 2019
	£ million	£ million

Interest income	192	232
Fair value gain on financial instruments	123	155
Total interest income	315	387
Interest charges	(510)	(471)
Interest charge on leases classified as finance leases under the previous standard	(6)	(7)
Interest charge on leases (IFRS 16 adoption impact)	(9)	—
Fair value loss on financial instruments	(123)	(157)
Total interest charges	(648)	(635)
Net interest charges	(333)	(248)

Net finance income in respect of post employment plans in surplus	26	29
Hyperinflation adjustment in respect of Venezuela (a)	6	10
Interest income in respect of direct and indirect tax	16	16
Other finance income	3	—
Total other finance income	51	55
Net finance charge in respect of post employment plans in deficit	(17)	(22)
Unwinding of discounts	(24)	(17)
Interest charge in respect of direct and indirect tax	(22)	(11)
Change in financial liability (Level 3)	(6)	(8)
Other finance charges (exceptional)	—	(9)
Guarantee fees	(1)	—
Other finance charges	(1)	(3)
Total other finance charges	(71)	(70)
Net other finance charges	(20)	(15)

(a) Hyperinflation adjustment in respect of Venezuela

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 10,024,865 for the year ended 30 June 2020 (2019 - VES/£ 403,700). Movement in the price index for the year ended 30 June 2020 was 2,464% (2019 - 1,087,262%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.
The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2020 and 30 June 2019 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

Year ended 30 June 2020		Year ended 30 June 2019
At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
10,024,865 VES/£	252,558 VES/£	403,700 VES/£	8,553 VES/£
£ million	£ million	£ million	£ million

Net sales	—	3	—	3
Operating profit	—	10	—	2
Other finance income - hyperinflation adjustment	6	222	10	455
Net cash inflow from operating activities	—	6	—	5
Net assets	48	1,893	56	2,643

5. Taxation

For the year ended 30 June 2020, the £589 million taxation charge (2019 – £898 million) comprises a UK tax charge of £144 million (2019 – £179 million) and a foreign tax charge of £445 million (2019 – £719 million).
The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgements concerning the ultimate outcome of the audit. As at 30 June 2020 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £190 million (2019 – £83 million) and tax liability of £246 million (2019 – £378 million) includes £189 million (2019 – £251 million) of provisions for tax uncertainties.
The tax rate before exceptional items for the year ended 30 June 2020 was 21.7%, consistent with our guidance of 21%-22% and compared with 20.6% in the prior comparable period.

6. Inventories

	30 June 2020	30 June 2019
	£ million	£ million

Raw materials and consumables	363	338
Work in progress	48	46
Maturing inventories	4,562	4,334
Finished goods and goods for resale	799	754
	5,772	5,472

7. Net borrowings

	30 June 2020	30 June 2019
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,995)	(1,959)
Borrowings due after one year	(14,790)	(10,596)
Fair value of foreign currency forwards and swaps	497	370
Fair value of interest rate hedging instruments	189	104
Lease liabilities	(470)	(128)
	(16,569)	(12,209)
Cash and cash equivalents	3,323	932
	(13,246)	(11,277)

In the year ended 30 June 2019, the group only recognised lease liabilities in relation to leases that were classified as finance leases under IAS 17.

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2020	Year ended 30 June 2019
	£ million	£ million

Net increase in cash and cash equivalents before exchange	2,552	54
Net increase in bonds and other borrowings(i)	(4,089)	(2,331)
Net increase in net borrowings from cash flows	(1,537)	(2,277)
Exchange differences on net borrowings	(95)	(22)
Other non-cash items(ii)	(86)	113
Adoption of IFRS 16	(251)	—
Net borrowings at beginning of the year	(11,277)	(9,091)
Net borrowings at end of the year	(13,246)	(11,277)

(i)
In the year ended 30 June 2020, net increase in bonds and other borrowings excludes £6 million cash outflow in respect of derivatives designated in forward point hedges (2019 - £12 million).
(ii)
In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year partially offset by the fair value changes of cross currency interest rate swaps. In the year ended 30 June 2019, other non-cash items are principally in respect of changes in the fair value of borrowings.

In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million). In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) and repaid bonds of €1,350 million (£1,168 million).
All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2020 an amount of £167 million (30 June 2019 - £174 million) is recognised as a liability with changes in fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2020 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £283 million linked to certain performance targets which are expected to be paid over the next 10 years.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2020.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2020	30 June 2019
	£ million	£ million
Derivative assets	758	531
Derivative liabilities	(145)	(129)
Valuation techniques based on observable market input (Level 2)	613	402
Financial assets - other	116	86
Financial liabilities - other	(416)	(401)
Valuation techniques based on unobservable market input (Level 3)	(300)	(315)

In the year ended 30 June 2020, the increase in financial assets - other of £30 million is principally due to additions. In the year ended 30 June 2019, the decrease in financial assets - other of £3 million was mainly due to additions offset by advances promised to associates recognised only when targets are achieved.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2020	2020	2019	2019
	£ million	£ million	£ million	£ million
At the beginning of the year	(174)	(227)	(164)	(188)
Net losses included in the income statement	(6)	(24)	(8)	(25)
Net losses included in exchange in other comprehensive income	(5)	(5)	(8)	(8)
Net gains/(losses) included in retained earnings	9	—	(3)	—
Additions	—	(42)	—	(15)
Settlement of liabilities	9	49	9	9
At the end of the year	(167)	(249)	(174)	(227)

(i) Included in the balance at 30 June 2020 is £173 million in respect of the acquisition of Casamigos (2019 - £197 million).

There were no transfers between levels during the two years ended 30 June 2020 and 30 June 2019.

Lease liabilities were £470 million at 30 June 2020 (30 June 2019 – £128 million prior to the adoption of IFRS 16).
The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2020 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £18,175 million and the carrying value was £16,785 million (30 June 2019 – £13,240 million and £12,555 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2020	Year ended 30 June 2019
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2019 of 42.47 pence per share (2018 - 40.40 pence)	1,006	993
Interim dividend for the year ended 30 June 2020 of 27.41 per share (2019 – 26.1 pence)	640	630
	1,646	1,623

A final dividend of 42.47 pence per share was recommended by the Board of Directors on 3 August 2020 for approval by shareholders at the Annual General Meeting scheduled to be held on 28 September 2020 bringing the full year dividend to 69.88 pence per share for the year ended 30 June 2020. As the approval will be after the balance sheet date, the final dividend has not been included as a liability.
Other reserves of £2,272 million at 30 June 2020 (2019 – £2,372 million) include a capital redemption reserve of £3,201 million (2019 – £3,190 million), a hedging reserve of £93 million surplus (2019 – £37 million deficit) and an exchange reserve of £1,022 million deficit (2019 – £781 million deficit). £30 million surplus (2019 – £1 million surplus) out of the hedging reserve represents the cost of hedging arising as a result of imperfections of foreign exchange markets in the form of foreign currency basis spreads.

11. Acquisition of businesses and purchase of non-controlling interests

(i) Acquisition of businesses

Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of businesses in the year ended 30 June 2020 were as follows:

£ million

Brands	102
Inventories	2
Other working capital	(3)
Deferred tax	(19)
Cash	2
Fair value of assets and liabilities	84
Goodwill arising on acquisition	8
Step acquisitions	(23)
Consideration payable	69
Satisfied by:
Cash consideration paid	(27)
Contingent consideration payable	(42)
(69)

Cash consideration paid for subsidiaries	(27)
Cash consideration paid for Casamigos	(49)
Cash consideration paid in respect of other prior year acquisitions	(9)
Cash consideration paid for investments in associates	(6)
Capital injection in associates	(41)
Cash acquired	2
Net cash outflow on acquisition of business	(130)
Purchase of shares of non-controlling interests	(62)
Total net cash outflow	(192)

During the year ended 30 June 2020, Diageo completed a number of acquisitions, the largest of these were Seedlip Ltd and Anna Seed 83 Ltd, the brand owners of Seedlip and Aecorn distilled non-alcoholic spirits and aperitifs, both of which completed on 6 August 2019. The contingent consideration payable represents the present value of payments up to £60 million linked to certain performance targets and are expected to be paid over the next six years.

(ii) Purchase of shares of non-controlling interests

On 29 July 2019, East African Breweries Limited completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective economic interest from 39.2% to 40.2%.
In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million) which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).

12. Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2020:

	UNB	Other	Total
	£ million	£ million	£ million
Sale consideration
Cash received in year	10	1	11
Transaction costs payable	(1)	—	(1)
	9	1	10
Net assets disposed of
Property, plant and equipment	—	(1)	(1)
Investments in associates	—	(1)	(1)
Assets and liabilities held for sale	(30)	—	(30)
	(30)	(2)	(32)

Impairment charge recognised up until the date of sale	(7)	—	(7)
Exchange recycled from other comprehensive income	(4)	—	(4)
Loss on disposal before taxation	(32)	(1)	(33)
Taxation	—	—	—
Loss on disposal after taxation	(32)	(1)	(33)

On 1 April 2020, Diageo completed the sale of United National Breweries (UNB), Diageo’s wholly owned sorghum beer business in South Africa. In the year ended 30 June 2020, up until the date of sale, UNB contributed net sales of £31 million (2019 - £43 million; 2018 - £49 million), operating profit of £nil (2019 - £1 million; 2018 - £6 million) and profit after taxation of £nil (2019 - £1 million; 2018 - £4 million).

13. Adoption of IFRS 16 Leases

Under the new standard, outstanding lease liabilities have been recognised at 1 July 2019, for leases previously classified as operating leases, at the present value of the future lease payments over their reasonably certain lease term. Right-of-use assets have been recognised equal to the net present value of the lease liabilities, adjusted for the amount of any prepaid or accrued lease payment, lease incentives and provisions for onerous leases. There was no impact on retained earnings as at 1 July 2019. The interest rate used to discount the future payments in the calculation of the lease liability is the incremental borrowing rate at 1 July 2019 taking into account the currency and duration of the lease. The weighted average incremental borrowing rate applied across all operating leases capitalised on 1 July 2019 was 3.2%.
For leases previously classified as finance leases the group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of adoption of IFRS 16, 1 July 2019. The re-measurement principles of IFRS 16 are only applied after that date.
The group has decided to reduce the complexity of implementation by taking advantage of a number of practical expedients on transition on 1 July 2019 namely:
(i)
to not capitalise leases which expire within a year of 1 July 2019;
(ii)
to apply a single discount rate to portfolios of leases with similar characteristics; and
(iii)
to adjust the right-of-use asset by the amount of any provision for onerous leases recognised immediately before the date of initial application.
The group has not capitalised leases where the value of the asset when it is new is lower than $5,000 (low value assets).

The impact of the adoption of IFRS 16 on affected lines of the consolidated balance sheet at 1 July 2019 is as follows:

	30 June 2019	IFRS 16 impact	1 July 2019
	£ million	£ million	£ million
Non-current assets
Property, plant and equipment	4,455	236	4,691
Other financial assets	404	1	405
Current assets
Trade and other receivables	2,694	(2)	2,692

Current liabilities
Other financial liabilities	(307)	(64)	(371)
Trade and other payables	(4,202)	13	(4,189)
Non-current liabilities
Other financial liabilities	(124)	(187)	(311)
Provisions	(317)	3	(314)

As a result of the adoption of IFRS 16 on 1 July 2019 total assets increased by £235 million from £31,296 million to £31,531 million and total liabilities increased by £235 million from £21,140 million to £21,375 million.

14. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2020, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2020, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. This petition is currently pending.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£61 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£115 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£32 million) of the $75 million (£61 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.
While the first four instalments of $7 million (£6 million) each would have become due on 25 February 2017, 25 February 2018, 25 February 2019 and 25 February 2020, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019 and 24 February 2020, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£32 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya), Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£115 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.
Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£6 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.
DHN’s summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£110 million ) plus interest of $11 million (£9 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£55 million) plus interest of $5.5 million (£5 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now proceeding to trial and following a case management conference on 6 December 2019, that trial is scheduled to take place from 11 October 2021 through 21 October 2021.
As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.
As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.
In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.
The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£110 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.
DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£115 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.
The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£115 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£115 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£115 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.
As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.
DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. The successful outcome of that application and the current status of other aspects of the claims are described in paragraph (c) above.

(e) Other matters in relation to USL
Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).
Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.
In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£68 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(g) 2019 Moët Hennessy dividend
No dividend was received during the financial year ended 30 June 2020 in respect of Diageo’s 34% investment in Moët Hennessy SAS and Moët Hennessy International SAS (together MH). This investment is governed by a Partners’ Agreement with certain members of the LVMH Moët Hennessy - Louis Vuitton group (LVMH) which holds 66% of MH, which includes the dividend policy and minimum annual dividend requirements for MH. Diageo believes that non-payment by MH of the dividend in respect of the financial year ended 31 December 2019 constitutes a breach by LVMH of the Partners’ Agreement and that the minimum aggregate dividend that should have been received by Diageo in respect of that period was €181 million (£166 million). Diageo has commenced arbitration proceedings under the Partners’ Agreement in respect of this dispute.

(h) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo, have appealed to the General Court of the European Union against the decision. The UK government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2021 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.
Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £285 million for Brazil and up to approximately £150 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
 Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2020 is £117 million (corporate tax payments of £107 million and indirect tax payments of £10 million).
A lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (U.S. Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 U.S.C.§ 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, U.S. Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on 18 February 2020, denying the request by the U.S. Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Current eligible claims of Diageo Americas Supply, Inc. are estimated at £95 million ($117 million), with a financial impact of £87 million ($110 million) for the year ended 30 June 2020 of which Diageo has received £26 million ($33 million). However, on 23 July 2020 the U.S. Treasury and CBP filed an appeal with the U.S. Federal Court of Appeal, and, although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

15. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2020 on terms other than those that prevail in arm’s length transactions.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2019 (2019) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to Explanatory Notes for more details on ‘Cautionary statement concerning forward-looking statements’.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating profit increases to the most comparable GAAP measures as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘2019 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

The group changed its method of calculating the exchange impact used to calculate organic growth in its results during the year ending 30 June 2020. 'Exchange' in the organic movement calculation now reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates. Previously, Diageo had calculated the exchange adjustment included in the organic calculation by translating the prior period results at the current period exchange rates. The change simplified processes by aligning management and organic reporting and is more consistent with how Diageo’s peer group report.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
In addition, as part of acquisitions and disposals in the reconciliation for operating profit before exceptional items in the year ended 30 June 2019, there is a charge of £15 million in respect of an increase in the contingent consideration payable to the former owners of the Casamigos brand which was acquired in August 2017.

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional current and deferred tax items, comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Organic movement calculations for the year ended 30 June 2020 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	33.6	22.4	95.1	—	245.9
Disposals(v)	(2.1)	(0.1)	(2.7)	—	—	—	(4.9)
2019 adjusted	47.3	45.3	30.9	22.4	95.1	—	241.0
Organic movement	0.1	(5.2)	(4.0)	(3.4)	(14.5)	—	(27.0)
Acquisitions and disposals(v)	1.0	0.1	1.9	—	—	—	3.0
2020 reported	48.4	40.2	28.8	19.0	80.6	—	217.0
Organic movement %	—	(11)	(13)	(15)	(15)	—	(11)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294
Exchange	(39)	(28)	(4)	3	(8)	2	(74)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	(106)	(3)	(114)	(1)	(2)	—	(226)
2019 adjusted	4,929	5,101	2,117	1,436	5,346	55	18,984
Organic movement	98	(388)	(261)	(193)	(718)	(16)	(1,478)
Acquisitions and disposals(v)	42	10	64	—	2	—	118
Exchange	153	(26)	(9)	(59)	15	(1)	73
2020 reported	5,222	4,697	1,911	1,184	4,645	38	17,697
Organic movement %	2	(8)	(12)	(13)	(13)	(29)	(8)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Exchange(i)	(34)	(19)	(2)	4	1	2	(48)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	(75)	(1)	(91)	(1)	(1)	—	(169)
2019 adjusted	4,351	2,919	1,504	1,123	2,688	55	12,640
Organic movement	105	(358)	(200)	(169)	(423)	(16)	(1,061)
Acquisitions and disposals(v)	32	10	50	—	1	—	93
Exchange(i)	135	(4)	(8)	(46)	4	(1)	80
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Organic movement %	2	(12)	(13)	(15)	(16)	(29)	(8)

Marketing
2019 reported	762	490	174	201	412	3	2,042
Exchange	(1)	(11)	—	1	(1)	—	(12)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	—	—	(1)	—	—	—	(1)
2019 adjusted	761	479	173	192	411	3	2,019
Organic movement	(49)	(56)	(14)	(29)	(47)	—	(195)
Acquisitions and disposals(v)	3	4	1	—	—	—	8
Exchange	12	1	—	(8)	1	3	9
2020 reported	727	428	160	155	365	6	1,841
Organic movement %	(6)	(12)	(8)	(15)	(11)	—	(10)

Operating profit before exceptional items
2019 reported	1,948	1,014	275	365	703	(189)	4,116
Exchange(ii)	12	(16)	(4)	1	8	(1)	—
Acquisitions and Disposals(v)	(27)	1	(3)	—	—	—	(29)
2019 adjusted	1,933	999	268	366	711	(190)	4,087
Organic movement	80	(243)	(150)	(107)	(207)	38	(589)
Acquisitions and disposals(v)	(1)	(4)	—	—	—	—	(5)
Fair value remeasurement of contingent considerations and equity option (iv)	(10)	(4)	—	7	—	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	9
Exchange(ii)	32	9	(17)	(27)	(3)	5	(1)
2020 reported	2,034	757	101	248	501	(147)	3,494
Organic movement %	4	(24)	(56)	(29)	(29)	20	(14)
Organic operating margin %
2020	45.2%	29.5%	9.0%	27.1%	22.3%	n/a	30.2%
2019	44.4%	34.2%	17.8%	32.6%	26.5%	n/a	32.3%
Margin movement (bps)	75	(470)	(877)	(544)	(420)	n/a	(212)

(1)
For the reconciliation of sales to net sales see Summary Income Statement.
(2)
Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i) The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, partially offset by strengthening of sterling against the Brazilian real, the Australian dollar and the euro.
(ii) The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the weakening of the Brazilian real, the Colombian peso and the Nigerian naira, broadly offset by translational exchange impact of the strengthening of the US dollar against sterling.
(iii) For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.
(iv) Change in contingent consideration re Casamigos was reported as part of Acquisitions in year ended 30 June 2019.
(v)
In the year ended 30 June 2020 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2019
Acquisition
Change in contingent consideration re Casamigos	—	—	—	—	15
	—	—	—	—	15
Disposals
Portfolio of 19 brands	(2.2)	(114)	(79)	—	(42)
South African ready to drink	(0.5)	(65)	(43)	—	—
South African cider	—	(4)	(4)	—	(1)
UNB	(2.2)	(43)	(43)	(1)	(1)
	(4.9)	(226)	(169)	(1)	(44)

Acquisitions and disposals	(4.9)	(226)	(169)	(1)	(29)

Year ended 30 June 2020
Acquisition
Seedlip and Aecorn	0.1	12	12	7	(8)
	0.1	12	12	7	(8)
Disposals
Supply contracts in respect of the 19 brands sold to Sazerac	1.1	42	31	—	3
South African ready to drink	0.3	33	19	—	—
UNB	1.5	31	31	1	—
	2.9	106	81	1	3

Acquisitions and disposals	3.0	118	93	8	(5)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2020 and 30 June 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Profit attributable to equity shareholders of the parent company	1,409	3,160
Exceptional operating and non-operating items	1,380	(61)
Exceptional taxation charges/(benefits)	—	10
Tax in respect of exceptional operating and non-operating items	(154)	29
Exceptional items attributable to non-controlling interests	(69)	26
	2,566	3,164

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,346	2,418
Dilutive potential ordinary shares	8	10
	2,354	2,428

	pence	pence
Basic earnings per share before exceptional items	109.4	130.8

Diluted earnings per share before exceptional items	109.0	130.3

(1) The impact of the adoption of IFRS 16 on 1 July 2019 on earnings per share before exceptional items for year ended 30 June 2020 is immaterial.

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the year ended 30 June 2020 and 30 June 2019 are set out in the table below:

	2020	2019
	£ million	£ million

Net cash inflow from operating activities	2,320	3,248
Disposal of property, plant and equipment and computer software	14	32
Purchase of property, plant and equipment and computer software	(700)	(671)
Movements in loans and other investments	—	(1)
Free cash flow	1,634	2,608

(1) Free cash flow for the year ended 30 June 2020 has benefited by £74 million as a result of the adoption of IFRS 16 on 1 July 2019.

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the year ended 30 June 2020 and 30 June 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Operating profit	2,137	4,042
Exceptional operating items	1,357	74
Profit before exceptional operating items attributable to non-controlling interests	(114)	(151)
Share of after tax results of associates and joint ventures	282	312
Tax at the tax rate before exceptional items of 21.7% (2019 – 20.6%)	(795)	(881)
	2,867	3,396

Average net assets (excluding net post employment assets/liabilities)	9,063	10,847
Average non-controlling interests	(1,723)	(1,776)
Average net borrowings	12,551	10,240
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	23,092	22,512

Return on average total invested capital	12.4%	15.1%

(1) Calculation of average net borrowings includes £251million in respect of IFRS 16 adoption for 1 July 2019.
(2) The return on average total invested capital for the year ended 30 June 2020 was adversely impacted by 18bps as a result of the adoption of IFRS 16 on 1 July 2019.

Adjusted net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure with the aim of achieving capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2020 and 30 June 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Borrowings due within one year	1,995	1,959
Borrowings due after one year	14,790	10,596
Fair value of foreign currency derivatives and interest rate hedging instruments	(686)	(474)
Lease liabilities	470	128
Less: Cash and cash equivalents	(3,323)	(932)
Net borrowings	13,246	11,277
Post employment benefit liabilities before tax	749	846
Adjusted net borrowings	13,995	12,123

Operating profit	2,137	4,042
Depreciation, amortisation and impairment (excluding exceptional items)	494	374
Share of after tax results of associates and joint ventures	282	312
Exceptional impairment	1,345	—
Non-operating items	(23)	144
EBITDA	4,235	4,872
Exceptional operating items (excluding impairment)	12	74
Non-operating items	23	(144)
Adjusted EBITDA	4,270	4,802

Adjusted net borrowings to adjusted EBITDA	3.3	2.5

(1) The ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2020 increased by 0.1 times as a result of the adoption of IFRS 16 on 1 July 2019.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2020 and year ended 30 June 2019 are set out in the table below:

	2020	2019
	£ million	£ million

Tax before exceptional items (a)	743	859
Tax in respect of exceptional items	(154)	29
Exceptional tax charge/(credit)	—	10
Taxation on profit (b)	589	898

Profit before taxation and exceptional items (c)	3,423	4,174
Non-operating items	(23)	144
Exceptional finance charges	—	(9)
Exceptional operating items	(1,357)	(74)
Profit before taxation (d)	2,043	4,235

Tax rate before exceptional items (a/c)	21.7%	20.6%
Tax rate after exceptional items (b/d)	28.8%	21.2%

(1) The tax rate before exceptional items is not materially affected by the adoption of IFRS 16 on 1 July 2019.
Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanicals; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila; Villa Ascenti, Copper Dog whisky, Belsazar, Pierde Almas.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JeB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include cider and some non-alcoholic products such as Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS
Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the Annual Report for the year ended 30 June 2019 and under ‘Risk Factors’ in the Annual Report on Form 20-F for the year ended 30 June 2019.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates, including in connection with the Covid-19 pandemic, the potential impact of any global, regional or local trade disputes (including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) and the negotiation process surrounding the terms of the United Kingdom’s future trading relationships with the European Union and other countries; changes in consumer preferences and tastes and the adverse impacts of downturns in economic conditions, among other factors, which could adversely affect demand; changes in the domestic and international tax environment resulting in unexpected tax exposures; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in the cost of production; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally; other legal and regulatory developments impacting the production, distribution and marketing of Diageo’s products and its business more generally; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; any failure by Diageo to maintain its brand image and corporate reputation; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo’s brands; competitive pressures, which could reduce Diageo’s market share and margins; any disruption to production facilities, business service centres or information systems (including as a result of cyber-attacks and pandemics); increased costs for, or shortages of, talent; failures to derive the expected benefits from Diageo’s business strategies, acquisitions and/or any cost-saving and restructuring programmes; fluctuations in exchange and/or interest rates; movements in the value of Diageo’s pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability by Diageo to protect its intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade disputes, including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories;
●
the impact of the Covid-19 pandemic, or other epidemics or pandemics, on Diageo’s business, financial condition, cash flows and results of operation;
●
the negotiating process surrounding, as well as the final terms of, the United Kingdom’s future trading relationships with the European Union and other countries, which could lead to a sustained period of economic and political uncertainty and complexity whilst successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance;
●
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;
●
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
●
the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;
●
changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;
●
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;
●
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;
●
the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
●
Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●
contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;
●
any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;
●
increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●
Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;
●
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;
●
movements in the value of the assets and liabilities related to Diageo’s pension plans;
●
Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●
any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the ‘Risk Factors’ section immediately preceding those and by the ‘Risk Factors’ included in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2019 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2020.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors’ responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the annual report and accounts for the year ended 30 June 2020, which will be published on 7 August 2020 (and which can be found thereafter at www.diageo.com).

The directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group and company’s position and performance, business model and strategy.

Each of the directors of Diageo plc confirms that, to the best of his or her knowledge:

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the group financial statements contained in the annual report and accounts for the year ended 30 June 2020, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

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the Directors' Report contained in the annual report and accounts for the year ended 30 June 2020 includes a fair review of the development and performance of the business and the position of the group and company, together with a description of the principal risks and uncertainties that they face.

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Ho KwonPing and Nicola Mendelsohn.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Webcast, presentation slides and transcript

At 07.15 (UK time) on Tuesday 4 August 2020, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com.

The presentation slides and script will also be available to download from www.diageo.com at 07.15 (UK time). A transcript of the Q&A session will be available for download on Wednesday 5 August at www.diageo.com.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Tuesday 4 August at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)330 336 9105
From the UK (free call):	0800 358 6377
From the USA:	+1 323 794 2093
From the USA (free call):	866 548 4713

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0)20 7660 0134
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Vinod Rao	+44 (0) 7834 805 733
	Lucinda Baker	+44 (0) 7974 375 550
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Rebecca Perry	+44 (0) 7590 809 101
	Dominic Redfearn	+44 (0) 7971 977 759
	Francesca Olivieri	+44 (0) 7523 930 130
press@diageo.com
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 04 August 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary